April 1, 2005

Via EDGAR (with hard copy by courier)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW – MS-306

Washington DC  20549-0306

Attn:       Mr. Daniel Gordon

Ms. Heather Tress

Re:          Micron Technology, Inc.

Form 10-K for the fiscal year ended September 2, 2004

SEC File No. 1-10658

Ladies and Gentlemen:

This letter responds to Mr. Gordon’s letter dated February 18, 2005, which sets forth the comment of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced report of Micron Technology, Inc. (“the Report”).  The text of the Staff’s comment is reproduced below in its entirety followed by our response.

Form 10-K for the fiscal-year ended September 2, 2004

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Inventory write-downs - page 16

1.             We have reviewed your response to comment 1.  Both of your adjustments are considered recurring items and are not appropriate reconciling items in accordance with Item 10(e) of Regulation S-K unless you can meet the requirements of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In a supplemental response please provide us with your revised disclosure for future filings as it relates to this non-GAAP measure.  In addition, please provide a clear definition of both of the adjustments.  What periods does each of the adjustments relate to and clearly discuss how they are calculated.

Response:

Pursuant to our telephone discussions with Ms. Tress and Mr. Gordon, we are providing herein a comprehensive presentation to address the Staff comments on our disclosure of a non-GAAP financial measure in the MD&A section in our most recent Form 10-K.  For ease of presentation we have broken down our response into two parts:  I. Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and II. Gross Margin Adjustments Defined.

I.  Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures

We have set forth below the paragraph from the Company’s Form 10-K that serves as a preamble to the financial table containing the non-GAAP financial measure of “adjusted gross margin.”  We believe the language in this paragraph addresses the concerns raised by the Commission in its Frequently Asked Questions (“FAQ”) on the Use of Non-GAAP Financial Measures.

“The following table sets forth adjusted gross margins absent the inventory write-downs and the estimated effect of previous write-downs.  These write-downs may not be infrequent or nonrecurring in nature but are a result of significant market-driven declines in average selling prices.  The presentation of these adjusted amounts vary from numbers presented in accordance with U.S. GAAP and therefore may not be comparable to amounts reported by other companies.  However, the Company believes this information is significant to understanding the Company’s gross margins and analyzing the Company’s gross margin trends.  This non-GAAP information is important to analyzing the Company’s cost of goods sold since the effect of inventory write-downs must be separated from the manufacturing cost component in order to have a reasonable basis for understanding trends in cost of goods sold.  When evaluating performance and making decisions on how to allocate Company resources, management uses this non-GAAP data and believes investors should have access to similar data when making their investment decisions.”

The FAQ states that, “Whether a non-GAAP financial measure that eliminated a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.”

The Company’s management, at the time the relevant disclosures were made believed the financial statement impact of the inventory write-downs and the estimated effects of future write-downs would become immaterial in a near-term finite period.  This has been proven by actual events following our previous disclosures leading to several quarters without write-downs and diminishing effects of previous write-downs as we continued to sell product that was subject to the previous write-downs.  In fact, the following disclosure was included in the description of inventory write-downs in the MD&A in our most recent Form 10-K:

“No write-down was necessary for 2004 and, as of September 2, 2004, only a de minimis amount of previous write-downs remains in ending inventory.  As a result, write-downs of inventories prior to 2004 will not have a significant effect on operating results in future periods.”

In addition, the Staff has asked us to address how our disclosures address the five bullet points identified in the answer to Question 8 in the Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures.  We have addressed each of the five bullet points as follows:

•                  The manner in which management uses the non-GAAP measures to conduct or evaluate its business

In analyzing the Company’s cost of goods sold, management separates the effect of inventory write downs to identify manufacturing costs in order to have a reasonable basis for understanding trends in cost of goods sold, for evaluating performance and for making decisions on how to allocate Company resources.  This information is included in the last three sentences of the Form 10-K paragraph set forth above.

•                  The economic substance behind management’s decision to use such a measure

Adjusted gross margin reflects the actual costs of manufacturing our products without the effects of inventory write-downs which accelerate the recognition of costs based on the market prices for our products.  Therefore, “adjusted gross margin” is more useful in assessing our performance in controlling and reducing costs in any particular period.  This information is disclosed in the fourth and fifth sentences of the Form 10-K paragraph set forth above.

•                  The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure

The primary limitation associated with “adjusted gross margin” is that the non-GAAP financial measure is that it may not be comparable in method to amounts reported by other companies.  This limitation is disclosed in the third sentence of the Form 10-K paragraph set forth above.  Additionally, the disclosure and discussion of the non-GAAP financial measure is less prominent than those related to GAAP measures in the Company’s press releases and MD&A.

•                  The manner in which management compensates for these limitations when using the non-GAAP financial measure

When evaluating and conducting our business, the Company’s management is not burdened with the limitations of the non-GAAP financial measure since the limitations pertain primarily to comparisons outside the Company.  For external users, the non-GAAP financial measure provides additional information to the Company’s GAAP disclosures and users can assess which information best suits their needs.

•                  The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

We initially included information relating to the Company’s “adjusted gross margin” in our filings with the Commission in response to specific requests from the investment community for this information.  Without this information, the investment community has difficulty analyzing the Company’s gross margin and cost of goods sold.  We believe the information provided in our “adjusted gross margin” is critical for investors to obtain a transparent understanding of our trends in cost of goods sold, and that investors should have access to the same information used by the Company’s management when making their investment decisions.  This information is provided for all relevant periods regardless of whether it decreases or increases the GAAP gross margin.  The effect of inventory write-downs must be separated from the manufacturing cost component to have a reasonable basis for understanding trends in cost of goods sold.  Because “adjusted gross margin” reflects the actual costs of manufacturing our products without the effects of inventory write-downs, which accelerate the recognition of costs based on the market prices for our products, it is useful in evaluating our performance in controlling and reducing costs.  Further, “adjusted gross margin” is useful in assessing our cash flows and forecasting our future results of operations.  This information is disclosed in the last three sentence of the Form 10-K paragraph set forth above.

II.  Gross Margin Adjustments Defined

The Company’s non-GAAP financial measure includes two adjustments to gross margin as follows:

Inventory write-downs:  The amount presented as “Inventory write-downs” represents the amount of write-downs recognized by the Company during the indicated period to reduce the carrying value of work in process and finished goods inventories to their estimated market values.  The Company performs a lower of cost or market value analysis on a quarterly basis.  In the case of a quarterly disclosure in our Form 10-Q, the amount of Inventory write-downs is the write-down recognized at the end of the quarter.  In the case of an annual disclosure in our Form 10-K, this amount represents the sum of all quarterly write-downs recognized during the indicated fiscal year.  The amount of Inventory write-downs agrees to the adjustment to reconcile net income (loss) to net cash provided by operating activities on the Company’s Statement of Cash Flows.

Estimated effect of previous write-downs:  The Estimated effect of previous write-downs represents the effect on gross margin for the indicated period from the sale of goods that were subject to inventory write-downs in prior periods.  To determine this amount, the Company performs a “with and without analysis” comparing the reported inventory values determined in accordance with GAAP to the inventory values that would have been reported if no write-downs to estimated market values had been recognized by the Company.

The following disclosure was presented in MD&A in our most recent Form 10-K which we feel accurately and adequately describes the two adjustments:

“Inventory write-downs” are calculated based on estimates of future market pricing relative to the Company’s costs of production and inventory carrying values and the projected timing of product sales.  The reduction in cost of goods sold resulting from sales of written-down inventory is reflected as the “Estimated effect of previous write-downs” in the table above.  The estimated effect of previous write-downs is calculated by computing cost of goods sold for each applicable period as if no write-downs had been recorded and comparing it to cost of goods sold as calculated in accordance with generally accepted accounting principles.  In calculating the estimated effect of previous write-downs, the Company uses the same judgments and estimates that are used to calculate cost of goods sold.

We have prepared the following example for the Commission that may be helpful in understanding the flow through effect of prior period inventory write-downs.  Our inventory is carried at the lower of average cost or market value.  Section A of the following table sets forth the assumptions for the inventory valuation used in this example.  Section B of the following table provides an illustration of how we determine the estimated net effect of previous Period 1 inventory write-downs.  Please note that there is no assumed inventory write-down prior to Period 1 and no inventory write-down in Period 2 in the following example.  The estimated net effect of previous inventory write-downs is calculated through the use of a financial model that computes inventory values for each applicable period as if no write-down had been recorded.  In calculating, the estimated effect of previous write-downs, the Company uses the same judgments and estimates that are used to calculate costs of goods sold.

	Period 1			Period 2
	Qty	Per unit	Value	Qty	Per unit	Value
Section A
Assumptions
Beginning inventory	2	$10.00	$20.00	4	$8.00	$32.00
Production	4	10.00	40.00	4	9.50	38.00
Available	6	10.00	60.00	8	8.75	70.00
Cost of sales	(2)	10.00	(20.00)	(6)	8.75	(52.50)
Ending inventory	4	10.00	40.00	2	8.75	17.50

Write-down to market		(2.00)	(8.00)			—
Ending inventory	4	$8.00	$32.00	2	$8.75	$17.50

Estimated average selling price		$8.00			$8.75

Section B
Inventory Value Absent Write-Downs

Beginning inventory	2	$10.00	$20.00	4	$10.00	$40.00
Production	4	10.00	40.00	4	9.50	38.00
Available	6	10.00	60.00	8	9.75	78.00
Cost of sales	(2)	10.00	(20.00)	(6)	9.75	(58.50)
Ending inventory	4	$10.00	$40.00	2	$9.75	$19.50

Inventory as reported						$17.50
Inventory absent the effect of write-downs						19.50
Estimated effect of previous write-downs on ending inventory value						$(2.00)

Period 2 cost of sales absent the effects of write-downs						$(58.50)
Period 2 cost of sales as reported						(52.50)
Effect of Period 1 write-down on Period 2 cost of sales						$(6.00)

As illustrated in our example, we calculate the “Estimated effect of previous write-downs” by comparing the actual cost of sales as reported to the estimated cost of sales assuming there had been no write-downs.  The difference between those amounts, after adjusting out the prior period write-down, is the impact on cost of goods sold from sales of previously written-down inventory.  As a result, in the foregoing example, the reported gross margin in Period 2 was $6 higher than it would have been absent the effects of write-downs.

Other Considerations

We recognize and support the Commission’s initiatives on transparency of disclosures to enable the reader to obtain an accurate understanding of the true economic substance of transactions or the Company’s operations.  We have carefully considered guidance from the Staff and adapted the form and content of our disclosures in line with the Staff’s guidance on transparency.  For example, in the Staff’s Interpretation “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” dated December 29, 2003, the Commission stated, “Companies should consider whether a tabular presentation of relevant financial or other information may help a reader’s understanding of MD&A.” The Company’s management believes the tabular reconciliation of gross margin as reported to “adjusted gross margin” identifying the inventory write-downs and the effect of previous write-downs is the most effective form to ensure the reader’s accurate understanding.

Finally, as previously noted, we began disclosing “adjusted gross margin” in our filings with the Commission in response to recurring inquiries from the investment community concerning (i) the effect of our write-downs on periods’ reported gross margins and (ii) the relationship of actual historical cost to current and future average selling prices for our products.  Being mindful of the provisions of Regulation FD, we concluded that the best mechanism for distributing this information to the investment community was in the documents the Company files on a periodic basis with the Commission.

*  *  *  *

Pursuant to the Staff’s instructions, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Micron wishes to thank the Staff for promptly completing its review of this response letter and the Company’s Report.

If we can facilitate the Staff’s further review of our Report, or if the Staff has any questions on any of the information set forth herein, please call me at (208) 368-4621.  My fax number is (208) 363-2900.

Sincerely,

MICRON TECHNOLOGY, INC.

/s/ W. G. Stover, Jr.

W. G. Stover, Jr.
Vice President of Finance
and Chief Financial Officer

cc:                                 Mr. Martin James, Securities and Exchange Commission
Mr. Roger J. Guido, PricewaterhouseCoopers LLP
Mr. Michael A. Occhiolini, Wilson Sonsini Goodrich & Rosati